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Hi <<First Name>>, Great news! We're launching the private round of our second fundraising campaign for "When I Was A Human" on Wefunder, and I want you to be among the first to know.

As an early-stage investor, we value your support and want to offer you the chance to join our exclusive launch. By participating in this phase, you'll have the opportunity for additional returns and enjoy exclusive perks as an early-bird investor.

Join us now by visiting our campaign page at wefunder.com/wiwah/ and see what exciting things we have in store!

Thank you for your support!

Warmest regards,

Akemi K. Tosto

View the New Wefunder Campaign Page →

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subscribe   Past Issues   Translate ▼

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Hello <<First Name>>, I hope you heard the exciting news that our exclusive campaign for "When I Was A Human" is now live on Wefunder!

You previously mentioned that you'd be interested in reinvesting in our campaign to support the continued development of the project, so I wanted to extend my personal invitation to you once more. Would you like to jump on a call with me here to discuss more about our most recent developments? Be sure to visit our campaign page to catch up on all the exciting progress!

I hope to hear from you soon,

Akemi K. Tosto

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   